CLEARY GOTTLIEB STEEN & HAMILTON LLP
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Toque J21

ROGER J. BENRUBI
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
FRANÇOIS JONEMANN
JEAN-MARIE AMBROSI
FABRICE BAUMGARTNER
ANDREW A. BERNSTEIN
   SENIOR COUNSEL

PIERRE-YVES CHABERT
JEAN-YVES GARAUD
JOHN D. BRINITZER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE
ANNE-SOPHIE COUSTEL
BARTHÉLEMY FAYE
AMÉLIE CHAMPSAUR
CHARLES MASSON
FRÉDÉRIC DE BURE
SÉVERINE SCHRAMECK
RODOLPHE ELINEAU
DELPHINE MICHOT
SOPHIE DE BEER
LAURIE ACHTOUK-SPIVAK

GUILLAUME DE RANCOURT
LAURA BIRENE
   COUNSEL

March 31, 2025

Attn:
Mr. Mohamed Kallala, Chief Executive Officer of Natixis SA
Natixis SA
7 Promenade Germaine Sablon, Paris
75013, France

CC:
Ms. Jennifer Baert, Natixis SA General Secretary

Re: SEC Registration as a Non-resident Security-based Swap Dealer

        We have acted as special French counsel to Société Générale S.A. (the "Bank"), a credit institution licensed by the French *Autorité de Contrôle Prudentiel et de Résolution* (the "ACPR"), in connection with its application to register with the United States ("U.S.") Securities and Exchange Commission ("SEC" or the "Commission") as a non-resident security-based swap ("SBS") dealer ("SBSD") that is a "foreign security-based swap dealer" as defined in 17 C.F.R. § 240.3a71-3(a)(7).

        In connection with such registration, we have been asked to analyze the following questions:

        (a)   whether the Bank can, as a matter of French law (as defined below), provide the SEC with prompt access to its Covered Books and Records; and

        (b)   whether the Bank can, as a matter of French law, submit to on-site inspection and examination by the SEC of its Covered Books and Records.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

This legal opinion is provided in order to satisfy the requirement in 17 C.F.R. §240.15Fb2-4(c)(1)(ii).

For the purposes of this opinion letter:

"Application Date" means the date that the Bank filed its application to register with the SEC as a non-resident SBSD.

"Authorities" means the French Authorities and the SEC.

"Covered Activities" means all services, activities, and conduct of the Bank related to security-based swaps and/or security-based swap agreements (as those terms are defined by the Exchange Act) that are part of the "U.S. business" (as defined in 17 C.F.R. § 240.3a71-3(a)(8)) of the Bank and are governed by Laws and Regulations (as defined in the French MOUs).

"Covered Books and Records" are only those books and records that relate to the "U.S. business" (as defined in 17 C.F.R. § 240.3a71-3(a)(8)) of the non-resident SBSD, *i.e.*, books and records that relate to an SBS transaction that is either:

> (i)   entered into, or offered to be entered into, by or on behalf of a Bank with a U.S. person (other than an SBS transaction conducted through a foreign branch of such U.S. person); or

> (ii)   arranged, negotiated, or executed by personnel of a Bank located in a U.S. branch or office, or by personnel of an agent of that Bank located in a U.S. branch or office.

Additionally, books and records pertaining to SBS transactions entered into prior to the date that the Bank submits an application for registration are not Covered Books and Records.

On the basis that the Bank has a "prudential regulator" within the meaning of Section 3(a)(74) of the U.S. Securities Exchange Act of 1934 ("Exchange Act") (15 U.S.C. § 78c(a)(74)), and is not registered nor subject to registration as a broker-dealer under Section 15 of the Exchange Act (15 U.S.C. § 78o), this opinion letter does not cover financial records necessary to assess compliance by the Bank with SEC capital and margin requirements.

"EU" means the European Union.

"French law" means the laws and regulations of the French Republic, including but not limited to the French Blocking Statute[1] and the Bank Secrecy Statute,[2] as well as EU regulations (or provisions thereof) that are directly applicable in France without the need to be transposed into national law, as applied in France.

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[1] Loi n° 68-678 du 26 juillet 1968 relative à la communication de documents et renseignements d'ordre économique, commercial, industriel, financier ou technique à des personnes physiques ou morales étrangères, as amended (the "French Blocking Statute").

[2] Articles L. 511-33 and L. 632-17, II of the French Monetary and Financial Code.

"GDPR" means Regulation (EU) 2016/679 (General Data Protection Regulation).

"Relevant Books and Records" means the Covered Books and Records that are physically held or electronically accessible in France.

In arriving at our opinions below, we have reviewed:

(a)   the Memorandums of understanding between the SEC, the French *Autorité des Marchés Financiers* (the "AMF") and the ACPR (together with the AMF, the "French Authorities"), concerning consultation, cooperation and the exchange of information related to the supervision and oversight of certain cross-border over-the-counter derivatives entities[3], and concerning consultation, cooperation and the exchange of information related to the supervision and oversight of certain cross-border over-the-counter derivatives entities in connection with the use of substituted compliance by such entities[4], both dated July 23, 2021 (the "French MOUs");

(b)   the IOSCO administrative arrangement for the transfer of personal data (the "IOSCO Administrative Agreement") to which both the SEC and the AMF are signatories;

(c)   the letter from the UK Information Commissioner's Office (the "ICO") to the SEC dated September 11, 2020 (the "ICO Letter");

(d)   the SEC rules set out in Release No. 34-87780; File No. S7-07-19 on "Cross-Border Application of Certain Security-Based Swap Requirements", which rules were stated as effective on 6 April, 2020 (the "SEC Rules and Guidance");

(e)   the SEC's Order Granting Conditional Substituted Compliance in Connection with Certain Requirements Applicable to Non-U.S. Security-Based Swap Dealers and Major Security-Based Swap Participants Subject to Regulation in the French Republic dated July 23, 2021 (Release No. 34-92484; File No. S7-22-20), and subsequently amended and restated order dated October 22, 2021 (Release No. 34-93411; File No. S7-08-21) ("Substituted Compliance Order");

In addition, we have made such investigations of law as we have deemed appropriate as a basis for the opinions expressed below.

I.   Assumptions

In rendering the opinions expressed below, we have assumed, and have not verified, the following:

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[3]   Available at : https://www.amf-france.org/sites/institutionnel/files/private/2021-07/7.23.21-supervisory-mou-france-final-secured.pdf

[4]   Available at : https://www.amf-france.org/sites/institutionnel/files/private/2021-07/7.23.21-substituted-compliance-mou-france-final-secured.pdf

(a)   the Bank has a "prudential regulator" within the meaning of Section 3(a)(74) of the Exchange Act (15 U.S.C. § 78c(a)(74));

(b)   the SEC's requests for the Relevant Books and Records (as defined above) and on-site inspection and examination will be *intra vires* under U.S. federal securities laws and within the scope of the SEC's regulatory authority;

(c)   the French MOUs and the IOSCO Administrative Agreement are in full force and effect and no notice of termination has been sent pursuant to Article X of the MoU and no notice of discontinuation has been sent between the SEC and the AMF pursuant to Article V of the IOSCO Administrative Agreement; and

(d)   the SEC and the French Authorities (as applicable) will comply in all respects with all provisions of the French MOUs and IOSCO Administrative Agreement.

II.   Opinion statements

Based upon the foregoing and subject to the assumptions in this letter and the following qualifications, it is our opinion that:

(a)   the Bank can, as a matter of French law, provide the SEC with prompt access to its Covered Books and Records; and

(b)   the Bank can, as a matter of French law, submit to on-site inspection and examination by the SEC of its Covered Books and Records.

III.   Qualifications

The opinions above are subject to the qualifications set out below:

1.   This opinion is confined to legal matters, and we express no opinion as to any factual matters (whether occurring before or after the Application Date).

2.   French legal concepts addressed in this opinion letter in the English language may not be fully equivalent to similar concepts that may be familiar to a foreign court. This opinion letter shall be governed by French law and construed in accordance with French rules of construction.

3.   The opinion statements set out above are limited to French law. We do not express any opinion as to, and have not made any investigation of, any law other than French law in force as at the Application Date and as applied according to published case law as at the Application Date.

4.   The opinion statements set out above are premised upon and take into account the Substituted Compliance Order, granted in accordance with 17 C.F.R. § 240.3a71-6, which requires as a pre-requisite to a determination request that the relevant foreign financial authority provides "adequate assurances" to the SEC that "*no law or policy of any relevant foreign jurisdiction would impede the ability of any entity that is directly supervised by the foreign financial regulatory authority and that may register with the Commission as a*

security-based swap dealer or major security-based swap participant to provide prompt access to the Commission to such entity's books and records or to submit to onsite inspection or examination by the Commission."[5]

5.   The opinion statements set out above are premised upon and taking into account the ICO Letter, which is based on the GDPR which was in force in the UK at the time of the publication of the ICO Letter and which *"interpret[ed] in the light of the EU Charter of Fundamental Rights and the European Convention of Human Rights"*– and *"is consistent with the European Data Protection Board guide lines"*.[6] We note however that the (i) the *Commission nationale de l'informatique et des libertés* (the "CNIL") is the competent authority with respect to the application of GDPR and other applicable data privacy laws (the "Data Privacy Laws") in France, (ii) the ICO's interpretation of the GDPR is not binding on the CNIL, who may in the future adopt an interpretation of GDPR that differs from the ICO's.

6.   The opinions expressed herein are rendered on and as of the Application Date, and we assume no obligation to advise you (or any other person), or undertake any investigations, as to any legal developments or factual matters arising subsequent to the Application Date that might affect the opinions expressed herein. To that end, we acknowledge that SEC rules require a non-resident SBSD to re-certify within ninety days after any changes in the legal or regulatory framework that would impact the ability of the SBSD to provide, or the manner in which it would provide, prompt access to its books and records, or would impact the ability of the SEC to inspect and examine the SBSD. Upon such change of law, the SBSD is required to submit a revised opinion describing how, as a matter of French law, the SBSD will continue to meet its obligations.

7.   The opinion statements set out above are premised and predicated upon the SEC Rules and Guidance. The SEC Rules and Guidance state that: "[*in its Proposing Release, as defined therein] the Commission stated its "preliminary belief" that it would be appropriate for an SBS Entity's certification and opinion of counsel to be predicated, as necessary, on the SBS Entity obtaining the prior consent of the persons whose information is or will be included in the SBS Entity's books and records.*" The SEC Rules and Guidance also state that: "*Accordingly, the Commission is clarifying that, when an SBS Entity is relying on consents in providing the required certification and opinion of counsel regarding its covered books and records, the SBS Entity should obtain consents in a time and manner consistent with the representations made in the certification and opinion of counsel (such as, prior to entering into a transaction with counterparties for which the SBS Entity is relying on consents in providing the required certification and opinion of counsel regarding its covered books and records), in order to ensure Commission prompt access to books and records, regardless of whether the entity is conditionally or permanently registered.*"

IV.   Reliance

This opinion letter is being furnished solely for the benefit of the Bank and, solely for purposes of the condition to registration pursuant to 17 C.F.R. §240.15Fb2-

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[5]   17 C.F.R. 240.3a71-6(c)(3); see also Substituted Compliance Order, Article II-C-3.

[6]   ICO Letter, p. 1 and 6 et seq.

4(c)(1)(ii), the SEC, and is not to be relied on by, or furnished to, any other person or used, circulated, quoted or otherwise referred to for any other purpose, except that the Bank may submit this opinion letter to the SEC as part of its application to register as a non-resident SBSD. In authorizing the Bank to make this opinion letter available to the SEC for such purposes, we are not establishing any lawyer-client relationship with the SEC.

This opinion is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matters.

Very truly yours,

By: _____

Amélie Champsaur, a Partner